Filed pursuant to 424(b)(3)
and Registration No. 333-146457

CNL LIFESTYLE PROPERTIES, INC. Supplement No. One dated July 24, 2009 to Prospectus dated April 22, 2009

This Supplement is part of, and should be read in conjunction with, our prospectus dated April 22, 2009 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Information By Reference” in this Supplement. This Supplement replaces all prior Sticker Supplements to the prospectus. Capitalized terms used in this Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Lifestyle Properties” means CNL Lifestyle Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have acquired, properties we have entered into commitments to acquire and properties we have sold is presented in this Supplement as of June 30, 2009, and all references to property acquisitions, commitments and sales should be read in that context. Properties we acquire, properties we enter into commitments to acquire and properties we sell after June 30, 2009 will be reported in a subsequent Supplement.

BUSINESS

The following updates “Business – Real Estate Investment Portfolio” which begins on page 56 of the prospectus:

Real Estate Investment Portfolio

As of June 30, 2009, we had a portfolio of 116 lifestyle properties diversified by aggregate purchase price as follows: approximately 32 percent in ski and mountain lifestyle, 26 percent in golf, 21 percent in attractions and 21 percent in additional lifestyle properties. These assets specifically consist of 53 golf courses, one dealership, one merchandise mart, 23 ski and mountain lifestyle properties, 11 marinas, 25 attractions, one multi-family residential property and one property held for redevelopment. Ten of the 116 properties are owned through unconsolidated joint ventures and three are located in Canada. We have also made loans with an aggregate outstanding principal balance of approximately $158.3 million as of May 31, 2009. We currently have five golf operators, six ski and mountain lifestyle operators, three attractions operators and two additional lifestyle property operators. Since our last Supplement, we have acquired one waterpark, Wet’n’Wild Hawaii, which is operated by Village Roadshow. For more information about this acquisition, see “Properties Operated by Village Roadshow” below.

Our real estate investment portfolio is geographically diversified with properties in 32 states and Canada. We own ski and mountain lifestyle properties in eight states and Canada with a majority of those properties located in the northeast, California and Canada. Our golf properties are located in 15 states with a majority of those courses located in “Sun Belt” states. Our attraction properties are located in 13 states primarily in the southwest.

The following table summarizes information about our operator concentration as of June 30, 2009, excluding our equity investments in ten assets owned through unconsolidated joint ventures, our multi-family residential property, two golf courses subject to management contracts and one hotel property closed for redevelopment, all of which are not subject to long-term leases:

Operator	Number of Properties	Annualized Base Rent (in thousands)(1)	Percent of Annualized Base Rent
Ski & Mountain Lifestyle
BW Resort Management(2)	1	$4,102	2.7%
Booth Creek Resort Properties	3	16,156	10.7%
Mountain High Associates	1	4,495	3.0%
Boyne USA	7	26,426	17.5%
Triple Peaks	3	10,800	7.2%
FO Ski Resorts (Jiminy Peak)	1	2,547	1.6%

	16	$64,526	42.7%

Operator	Number of Properties	Annualized Base Rent (in thousands)(1)	Percent of Annualized Base Rent
Golf
Billy Casper Golf	1	$1,035	0.7%
EAGLE Golf	43	28,076	18.7%
Heritage Golf Group	1	679	0.5%
I.R.I. Golf Group	1	1,182	0.8%
Traditional Golf	5	3,417	2.3%

	51	$34,389	23.0%
Attractions
HFE Horizon	2	1,530	1.0%
PARC Management	20	37,250	24.8%
Village Roadshow	1	1,371	0.9%

	23	$40,151	26.7%
Additional Lifestyle Properties
Marinas International	11	10,824	7.2%
Route 66 Real Estate	1	559	0.4%

	12	$11,383	7.6%

Total	102	$150,449	100.0%

FOOTNOTES:

(1)	These figures do not include percentage rent and GAAP straight-lining adjustments and therefore will be different from the revenues reported for these properties. GAAP is defined in footnote 2 of “Selected Financial Data” on page 6 of this Supplement.

(2)	We are currently negotiating an orderly termination of the lease with this tenant, which is expected to be completed in the third quarter of 2009. Upon termination, these rental revenues will be replaced with hotel operating revenues and expenses until another tenant can be put in place.

The following supplements “Business – Real Estate Investment Portfolio – Ski and Mountain Lifestyle” on page 60 of the prospectus:

Properties Operated by Booth Creek. Booth Creek Resort Properties, LLC, which operates three of our ski and mountain lifestyle properties and is a borrower under one of our loans, has approached us regarding cash flow issues resulting from its typical off-season slowdown and its inability to access the capital markets to obtain a working capital line of credit. We are evaluating certain lease modifications for this tenant, and such modifications may reduce our cash flows in the short-term. There can be no assurance these matters will be resolved favorably.

The following supplements “Business – Real Estate Investment Portfolio – Ski and Mountain Lifestyle” on page 60 of the prospectus:

Property Operated by BW Resort Management. BW Resort Management has operated our Bretton Woods Mountain Resort under long-term, triple-net leases since we acquired the property in 2006 and has paid all scheduled rental payments to us through March 2009. However, due to the ongoing economic recession, and the resulting pressures on property operating performance, the tenant recently notified us that it will no longer pay rent and that it wishes to terminate its leases. We expect to enter into a settlement agreement with BW Resort Management to terminate the leases in the third quarter of 2009. As a result, we wrote off in-place lease intangibles, deferred rent and other receivables of approximately $4.2 million as of June 30, 2009.

The tenant and the current hotel manager at the resort have agreed to an orderly transition while we evaluate our options for the property. We expect to establish a long-term direct relationship with an experienced resort tenant/operator or manager, depending on what we believe better positions us to realize the long-term potential of this property given its unique character, location and history.

The leases with BW Resort Management represented approximately $4.1 million in annual rental revenue. That rent will be replaced with hotel operating revenues and expenses going forward, the net of which is expected to be less than the rent historically recorded for at least the next year or until another tenant is put in place. There can be no assurance that we will ultimately be able to lease the property to another tenant for the same amount of rent as the original leases. However, we believe that the performance challenges faced by this property are temporary in nature and are a result of the combined impact of ongoing construction at the property for the last two years and the prolonged economic recession. We are optimistic about the long-term viability of the property and do not believe, based on future expected returns, that it is necessary to record an impairment charge at this time.

The following information supplements “Business – Real Estate Investment Portfolio – Attractions” which begins on page 68 of the prospectus:

Properties Operated by Village Roadshow. A subsidiary of Village Roadshow Limited, a publicly traded global entertainment and media company based in Melbourne, Australia (“Village Roadshow”), operates our Wet’n’Wild Hawaii waterpark. Founded in 1954, Village Roadshow Limited’s core businesses are theme parks, film distribution, cinema, radio, film production and music.

We have leased the property to Village Roadshow for an initial term of 20 years with six five-year renewal options. The federal income tax basis of the depreciable portion of property is $16.5 million. Dollars presented in the table below are in thousands.

	Property Description	Date Acquired	Purchase Price		Initial Annualized Base Rent(2)	Initial Rate of Base Rent(3)
Wet’n’Wild Hawaii Kapolei (Oahu), Hawaii	29- acre waterpark; leasehold interest	5/06/2009	$15,000	(1)	$1,371	9.0%

FOOTNOTES:

(1)	We agreed to pay additional purchase consideration of up to $14.7 million upon the property achieving certain financial performance goals over the next three years.

(2)	This figure does not include percentage rent and GAAP straight-lining adjustments and therefore will be different from the revenues reported for this property.

(3)	The Initial Rate of Base Rent is calculated by dividing Initial Annualized Base Rent by Purchase Price (including closing costs).

The following information supplements “Business – Joint Venture Arrangements” on page 76 of the prospectus.

Great Wolf Joint Venture. On April 29, 2009, we entered into an agreement with Great Wolf to acquire its interest in the Wolf Partnership, which owns two of our waterpark resorts, the Wolf Dells and Wolf Sandusky properties. Pursuant to this agreement, we will acquire all of Great Wolf’s interest in the Wolf Partnership, upon which the Wolf Partnership will become a wholly owned subsidiary. Great Wolf has agreed to terminate the existing management and license agreements for the properties and to enter into a new management and license agreement which would reduce fees for the Wolf Dells and Wolf Sandusky properties. We are currently evaluating whether Great Wolf or another third party will operate the Wolf Sandusky property in the long term. Upon completion of this acquisition, the Wolf Dells and Wolf Sandusky properties’ operations will be consolidated into our financial statements. These transactions are expected to close during 2009 and are subject to lender approval. There can be no assurance that we will ultimately acquire Great Wolf’s interest in the Wolf Partnership or that we will enter into new management and license agreements for the Wolf Dells and Wolf Sandusky properties.

The following information updates “Business – Loan Portfolio” which begins on page 82 of the prospectus:

On April 30, 2009, Won & Jay, Inc. paid off the $10.1 million mortgage note issued to us as part of the purchase price paid in connection with its purchase of our Talega Golf Course property in December 2008.

The following new loan information supplements the loan portfolio table under “Business – Loan Portfolio” on page 82 of the prospectus:

Borrower and Description of Collateral	Date of Loan Agreement	Maturity Date	Interest Rate	Loan Principal Amount (in thousands)
PARC Management and co-borrowers (membership interests and one parcel of land)	5/8/2009	8/1/2012	10.00% –11.00%	$1,493

FOOTNOTES:

(6)	On May 8, 2009 we made a loan to PARC Management secured by pledges of the membership interests of certain PARC Management subsidiaries and an obligation of PARC Management to issue a mortgage on 29 acres of vacant land located adjacent to our Magic Springs Theme Park property.

The following information updates “Business – Financings and Borrowing” which begins on page 83 of the prospectus:

On June 19, 2009 we paid the balance of one of our Bretton Woods loans (approximately $338,000), which was extended to us as seller financing of certain obligations related to our acquisition of the Bretton Woods Resort property.

SELECTED FINANCIAL DATA

The following selected financial data for CNL Lifestyle Properties, Inc. (in thousands except per share data) should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, which are herein incorporated by reference:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004 (1)
Operating Data:
Revenues	$61,003	$48,820	$210,415	$139,422	$21,887	$227	$—
Operating income (loss)	6,762	15,890	57,578	34,661	1,295	(4,984)	(1,280)
Income (loss) from continuing operations	(2,044)	11,625	34,240	35,356	19,250	6,583	(683)
Discontinued operations (2)	—	56	2,396	169	135	—	—
Net income (loss)	(2,044)	11,681	36,636	35,525	19,385	6,583	(683)
Net income (loss) per share (basic and diluted):
From continuing operations	(0.01)	0.06	0.16	0.22	0.31	0.33	(0.17)
From discontinued operations	—	—	0.01	—	—	—	—
Weighted average number of shares outstanding (basic and diluted)	227,611	196,354	210,192	159,807	62,461	19,796	4,076
Cash distributions declared and paid (3)	34,916	29,911	128,358	94,067	33,726	10,096	1,173
Special distribution declared (3)	8,049	—	—	—	—	—	—
Cash distributions declared and paid per share	0.15	0.15	0.62	0.60	0.56	0.54	0.26
Special distribution declared per share	0.04	—	—	—	—	—	—
Cash provided by operating activities	31,723	35,922	118,782	117,212	45,293	4,616	755
Cash used in investing activities	49,504	50,894	369,193	1,221,387	562,480	199,063	41,781
Cash provided by financing activities	2,383	213,670	424,641	842,894	721,293	251,542	77,735

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004 (1)
Balance Sheet Data:
Real estate investment properties	$1,875,924	$1,632,341	$1,862,502	$1,603,061	$464,892	$20,953	$—
Investments in unconsolidated entities	157,067	167,167	158,946	169,350	178,672	212,025	41,913
Mortgages and other notes receivable	179,393	116,157	182,073	116,086	106,356	3,171	—
Cash	194,097	231,118	209,501	35,078	296,163	93,804	36,710
Total assets	2,526,089	2,272,696	2,529,735	2,042,210	1,103,699	336,795	85,956
Long-term debt obligations	537,289	500,251	539,187	355,620	69,996	—	—
Line of credit	100,000	—	100,000	—	3,000	4,504	—
Total liabilities	714,422	572,354	707,363	424,896	104,505	12,163	11,004
Rescindable common stock	—	—	—	—	21,688	—	—
Stockholders’ equity	1,811,667	1,700,342	1,822,372	1,617,314	977,506	324,632	74,952

Other Data:
Funds from operations (“FFO”) (4)	30,497	38,228	148,853	118,378	40,037	14,170	(579)
FFO per share	0.13	0.19	0.71	0.74	0.64	0.72	(0.14)
Modified funds from operations (5)	37,971	38,228	148,853	118,378	40,037	14,170	(579)
Modified FFO per share	0.17	0.19	0.71	0.74	0.64	0.72	(0.14)
Properties owned directly at the end of period	105	94	104	90	42	1	—
Properties owned through unconsolidated entities at end of the period	10	10	10	10	10	10	7
Investments in mortgages and other notes receivable at the end of period	10	9	11	9	7	1	—

FOOTNOTES:

(1)	Operations commenced on June 23, 2004 when we received minimum offering proceeds of $2.5 million and funds were released from escrow. We completed our first investment in December 2004. The historical results of operations are not necessarily indicative of future performance due to our limited operating history and our rate of growth attributable to the significant increase in proceeds raised through our offerings as well as the number and magnitude of real estate acquisitions made in recent periods.

(2)	On December 12, 2008, we sold our Talega Golf Course property to Won & Jay, Inc. (“W&J”) for $22.0 million, resulting in a gain of approximately $4.5 million. At the same time, we paid approximately $2.4 million in loan prepayment fees and terminated our lease on the property with Heritage Golf. In connection with the sale, we received cash in the amount of $12.0 million and promissory note from W&J in the amount of $10.0 million. In accordance with generally accepted accounting principles (“GAAP”), we have reclassified and included the results from the property sold in 2008 as discontinued operations in the consolidated statements of operations for all periods presented.

(3)	Cash distributions are declared by the board of directors and generally are based on various factors, including expected and actual net cash from operations and our general financial condition, among others. On January 27, 2009, our board of directors declared a special distribution of $0.035 per share to stockholders of record as of March 31, 2009. Approximately 21.3%, 50.7%, 41.0%, 58.0%, 71.9%, 51.9%, and 24.0% of the distributions received by stockholders were considered to be ordinary income and approximately 78.7%, 49.3%, 59.0%, 42.0%, 28.1%, 48.1%, and 76.0% were considered a return of capital for federal income tax purposes for the three months ended March 31, 2009 and 2008 and for the years ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively. We have not treated such amounts as a return of capital for purposes of calculating the stockholders’ return on their invested capital, as described in our advisory agreement.

(4)

We consider funds from operations (“FFO”) to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. FFO, based on the revised definition adopted by the National Association of Real Estate Investment Trusts (“NAREIT”) and as used herein, means net income determined in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. We believe that by excluding the effect of depreciation and amortization, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies. Accordingly, we believe that in order to facilitate a clear understanding of the consolidated historical operating results, FFO should be considered in conjunction with our net income and cash flows as reported in the accompanying condensed consolidated financial statements and notes thereto.

(5)	Modified FFO excludes acquisition fees and costs which were required to be expensed effective January 1, 2009 in connection with the adoption of FAS 141R. Acquisition fees and costs include acquisition fees paid to our Advisor for the selection, purchase, development or construction of properties or the making or acquisition of any loan or other Permitted Investments as well as due diligence costs, legal fees and other closing costs incurred in connection with such investments. These costs are paid for with proceeds from our common stock offerings or debt proceeds. Prior to January 1, 2009, acquisition fees and costs were capitalized and allocated to the cost of properties acquired or investment made and depreciated over the estimated useful lives of our investments. We expect to incur significant acquisition fees and costs while our stock offerings are ongoing and we are in the highly acquisitive stage of our business life cycle. Accordingly, we believe that in order to facilitate comparability and a clearer understanding of our period–over–period ongoing operating results, and to remove the effects of acquisition fees and costs that are funded through offering proceeds rather than paid with cash generated from operations, which is more reflective of a stabilized asset base, Modified FFO should be considered in addition to net income and cash flows as reported in the accompanying condensed consolidated financial statements as well as FFO described above. Because acquisition fees and costs were not required to be expensed under GAAP prior to January 1, 2009, Modified FFO for prior periods is the same as FFO.

The following table presents a reconciliation of net income to FFO and Modified FFO for the three months ended March 31, 2009 and 2008 and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Net income (loss)	$(2,044)	$11,681	$36,636	$35,525	$19,385	$6,583	$(683)
Adjustments:
Depreciation and amortization	28,624	23,043	98,901	64,883	8,489	17	—
Gain on sale of real estate investment properties	—	—	(4,470)	—	—	—	—
Net effect of FFO adjustment from unconsolidated entities (a)	3,917	3,504	17,786	17,970	12,163	7,570	104

Total funds from operations	$30,497	$38,228	$148,853	$118,378	$40,037	$14,170	$(579)

Acquisition fees and costs	7,474	—	—	—	—	—	—

Modified funds from operations	$37,971	$38,228	$148,853	$118,378	$40,037	$14,170	$(579)

Weighted average number of shares of common stock outstanding (basic and diluted)	227,611	196,354	210,192	159,807	62,461	19,796	4,076

FFO per share (basic and diluted)	$0.13	$0.19	$0.71	$0.74	$0.64	$0.72	$(0.14)

Modified FFO per share (basic and diluted)	$0.17	$0.19	$0.71	$0.74	$0.64	$0.72	$(0.14)

FOOTNOTES:

(a)	This number represents our share of the FFO adjustments allowable under the NAREIT definition (primarily depreciation) multiplied by the percentage of income or loss recognized under the HLBV method of accounting.
(b)	Acquisition fees and costs were not required to be expensed under GAAP prior to January 1, 2009. Accordingly, Modified funds from operations is the same as funds from operations prior to 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following information updates “Certain Relationships and Related Transactions” which begins on page 103 of the prospectus:

For the three months ended March 31, 2009 and 2008, we incurred the following fees (in thousands):

	Three Months Ended March 31,
	2009	2008
Selling commissions	$3,130	$6,770
Marketing support fee & due diligence expense reimbursements	1,342	2,902

Total	$4,472	$9,672

The Managing Dealer is entitled to selling commissions of up to 7.0% of gross offering proceeds and marketing support fees of 3.0% of gross offering proceeds, in connection with our offerings, as well as actual expenses incurred up to 0.10% of proceeds in connection with due diligence. A substantial portion of the selling commissions and marketing support fees and all of the due diligence expenses are reallowed to third-party participating broker dealers.

For the three months ended March 31, 2009 and 2008, our Advisor earned fees and incurred reimbursable expenses as follows (in thousands):

	Three Months Ended March 31,
	2009	2008
Acquisition fees:(1)
Acquisition fees from offering proceeds	$1,184	$3,157
Acquisition fees from debt proceeds	—	4,378

Total	1,184	7,535

Asset management fees:(2)	6,123	5,213

Reimbursable expenses:(3)
Offering costs	653	823
Acquisition costs	52	142
Operating expenses	1,706	647

Total	2,411	1,612

Total fees earned and reimbursable expenses	$9,718	$14,360

FOOTNOTES:

(1)	Acquisition fees are paid for services in connection with the selection, purchase, development or construction of real property, generally equal to 3.0% of gross offering proceeds, and 3.0% of loan proceeds for services in connection with the incurrence of debt.

(2)	Asset management fees are equal to 0.08334% per month of our “real estate asset value,” as defined in our prospectus, and the outstanding principal amount of any mortgage loan as of the end of the preceding month.

(3)	Our Advisor and its affiliates are entitled to reimbursement of certain expenses incurred on our behalf in connection with our organization, offering, acquisitions, and operating activities. Pursuant to the Advisory Agreement, we will not reimburse our Advisor for any amount by which total operating expenses paid or incurred by us exceed the greater of 2.0% of average invested assets or 25.0% of net income (the “Expense Cap”) in any expense year, as defined in the Advisory Agreement. For the expense year ended March 31, 2009, operating expenses did not exceed the Expense Cap.

Amounts due to affiliates for fees and expenses described above are as follows (in thousands):

	March 31, 2009	December 31, 2008
Due to the Advisor and its affiliates:
Offering Expenses	$255	$657
Asset management fees	2,050	1,930
Operating expenses	532	479
Acquisition fees and expenses	255	664

Total	$3,092	$3,730

Due to Managing Dealer:
Selling Commissions	$580	$99
Marketing support fees and due diligence expense reimbursements	249	46

Total	$829	$145

Total due to affiliates	$3,921	$3,875

SUMMARY OF REDEMPTION PLAN

The following information updates “Summary of Redemption Plan,” which begins on page 107 of the prospectus:

During the second quarter of 2009, requests for redemption of shares exceeded the funds available under our Redemption Plan. As a result, we redeemed shares on a pro rata basis. A stockholder whose shares were not redeemed due to insufficient funds in that quarter can request that the redemption of his or her shares continue to be honored as funds become available. In such case, the redemption request will be retained and such shares will be redeemed before any subsequently received redemption requests are honored.

DISTRIBUTION POLICY

The following information updates “Distribution Policy” on page 109 of the prospectus (in thousands except per share data):

2009 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$42,965	–	–	–	$42,965
Distributions per share	0.1888	–	–	–	0.1888
Distributions reinvested pursuant to reinvestment plan	$16,304				$16,304

2008 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$29,911	$31,361	$32,771	$34,315	$128,358
Distributions per share	0.1538	0.1538	0.1537	0.1537	0.6150
Distributions reinvested pursuant to reinvestment plan	$14,060	$14,839	$15,632	$16,266	$60,797

Distributions in the first quarter of 2009 included a special distribution declared by our board of directors on January 27, 2009 of $0.035 per share to stockholders of record as of March 31, 2009. In the second quarter of 2009, we increased our monthly distribution rate from $0.05125 to $0.0521 per share effective April 1, 2009.

Our net loss for the three months ended March 31, 2009 was $2.0 million, and we declared and paid distributions of approximately $34.9 million ($0.1538 per share), not including the special distribution. Historically, the board of directors has declared distributions based on various factors, including cash generated from operations, rather than net earnings on a GAAP basis. Our net cash flow provided by operating activities for the three months ended March 31, 2009 was $31.7 million. While our first quarter 2009 distributions continued to be covered primarily by cash flows from operating activities, a portion was funded from our line of credit.

Our board of directors declared distributions of $0.0521 per share to stockholders of record at the close of business on July 1, 2009, which distribution will be paid by September 30, 2009. No assurance can be made that distributions will be sustained at current levels.

For the three months ended March 31, 2009 and 2008, approximately 21.3% and 50.7% of the distributions paid to the stockholders were considered ordinary income and approximately 78.7% and 49.3% were considered a return of capital for federal income tax purposes, respectively. No amounts distributed to stockholders are required to be or have been treated as a return of capital for the purposes of calculating the stockholders’ return on their invested capital as described in the advisory agreement.

PLAN OF DISTRIBUTION

The following information supplements the “Plan of Distribution” on page 135 of the prospectus:

The Offering

As of May 31, 2009, we had received approximately $352.9 million in subscription proceeds for this offering from the sale of 35.4 million shares. We have approximately 164.6 million shares remaining in this offering. As of that same date, we had received approximately $2.4 billion (240.3 million shares) in total proceeds in connection with our public offerings, including $142.7 million (15.0 million shares) received through our reinvestment plan, but excluding subscription proceeds of $1.4 million for an aggregate of 137,706 shares purchased in 2004 by our affiliates, including our Advisor.

EXPERTS

The following paragraph replaces the corresponding paragraph under “Experts” on page 144 of the prospectus:

The financial statements of CNL Lifestyle Properties, Inc. and CNL Dallas Market Center, LP incorporated in this Supplement by reference to the Annual Report on Form 10-K of CNL Lifestyle Properties, Inc. for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to various documents. The information incorporated by reference is an important part of this Supplement and the information that we file later with the Commission may update and supersede the information in this Supplement including the information we incorporated by reference. For information on how to access this information, see the following section of this Supplement entitled, “Where You Can Find More Information.”

We incorporate by reference the following documents that we have previously filed with the Commission:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 20, 2009, which incorporates by reference certain portions of our Definitive Proxy Statement on Schedule 14A filed on April 20, 2009;

•	Periodic Report on Form 8-K filed on April 3, 2009; and

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed on May 15, 2009.

Upon request we will provide to each person, including a beneficial owner, to whom this Supplement is delivered, a copy of any or all of the information that we have incorporated by reference into this Supplement but have not delivered to investors. To receive a free copy of those documents, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to:

CNL Client Services

PO Box 4920

Orlando, FL 32802

866-650-0650, option 3

www.cnl.com

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirement of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission located at 100 F Street, NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. Copies of such materials can be obtained from the Public Reference Section of the Commission at prescribed rates. Such materials, except for the annual report, may also be accessed electronically by the public on the Commission’s website accessible via the internet at http://www.sec.gov and through our website at http://www.cnllifestylereit.com. Unless specifically listed above in “Incorporation of Certain Information by Reference,” the information contained on the Commission website is not intended to be incorporated by reference into this Supplement.

We have filed a registration statement on Form S-11, of which this Supplement forms a part, and related exhibits with the Commission under the Securities Act. The registration statement contains additional information about us and this offering. You can inspect or access electronically the registration statement and exhibits by the means described in the paragraph above.